Enterra Energy Trust Announces

First Quarter 2007 Results

Calgary, AB – May 15, 2007 – Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) today announced its financial and operating results for the three months ended March 31, 2007.

Enterra’s first quarter results for 2007 were positively impacted by the inclusion of a full quarter’s results from the Oklahoma assets acquired in early 2006.  As a result, the Trust’s average production for the quarter increased 18% and revenue, excluding unrealized mark-to-market losses grew 13% over the same period in 2006.

“Although we have made some progress to date towards controlling and managing our costs, our first quarter results clearly show the areas that we need to focus on over the balance of the year.  The acquisition of Trigger Resources Ltd. at the end of April was a key step in that process,” said Mr. Keith Conrad, President and CEO.

On April 30, 2007, Enterra acquired Trigger Resources Ltd. The acquisition increased Enterra’s critical mass, added a new core area in western Saskatchewan and is expected to be accretive to production, cash flow and reserves per unit in 2007.

Operational Summary for First Quarter 2007:

In total in Q1 2007, the Trust participated in the drilling of four (1.2 net) development wells.  Drilling in Canada and Oklahoma resulted in an overall success rate of 100%.

In Canada, one vertical well was drilled in the Halkirk area of East Central Alberta, and a second well was re-entered and drilled horizontally at Desan in Northeastern British Columbia.  Both wells were successful with the Desan well coming on stream prior to the end of the quarter.  The Trust continues to build a prospect inventory on its existing undeveloped lands in Canada.

In the U.S., the Trust participated in the drilling of three (0.7 net) wells. Of those wells, one (0.2 net) was completed during the quarter and the other two (0.5 net) wells were still being drilled at March 31, 2007. All of the wells were in Oklahoma and were initiated and operated by the Trust’s strategic partner under an area farmout agreement that resulted in the partner paying 100% of the cost in exchange for 70% of the Trust’s working interest.  All of the wells drilled in the U.S. in the quarter were successful.

The Trust’s average production for Q1 2007 increased by 18% to 11,856 boe per day from 10,064 boe per day in Q1 2006.  The increase largely reflects the acquisition of the Oklahoma assets in 2006 and the subsequent development of those properties. The Trust’s average production during Q1 2007 consisted of 4,594 bbls per day of oil and natural gas liquids (“NGL”) and 43,573 mcf per day of natural gas, resulting in a mix of 39% oil and NGL and 61% natural gas.  As at March 31, 2007, the Trust had an exit rate of approximately 11,876 boe per day.

Production in Canada for Q1 2007 declined by 19% to 6,687 boe per day compared to 8,217 boe per day in Q1 2006.  This decline is attributed to normal production decline rates for the Trust’s Canadian properties.  Natural gas represented approximately 43% of total production in Q1 2007 versus 38% in Q1 2006. The March 31, 2006 exit rate for Canada was approximately 6,576 boe per day.

Production in the United States averaged 5,169 boe per day during Q1 2007, of which 85% was natural gas.  During Q1 2007 four wells that were drilled in the later part of 2006 came on production, along with one well drilled during Q1 2007 and brought the Trust’s Q1 2007 exit rate from its U.S. operations to approximately 5,300 boe per day.

The positive impact of the year-over-year increase in production volumes was offset by a number of factors including lower natural gas prices, higher production expenses and higher G&A and interest expenses.

The Q1 2007 average price received by the Trust for oil was up 1% to $57.63 per bbl from $56.89 in Q1 2006.  The Trust received an additional $0.03 per bbl in Q1 2007 from the settlement of its oil commodity contracts.  The Q1 2007 average price received by the Trust for natural gas was up 2% to $7.55 per mcf from $7.42 per mcf in Q1 2006.  The Trust received an additional $0.33 per mcf in Q1 2007 from its natural gas commodity contracts compared to an additional $1.05 per mcf in Q1 2006.

In Q1 2007, operating costs per boe increased 59% to $14.59 per boe over Q1 2006.  In Canada, the average operating expense increased by 73% to $16.01 per boe.  While normal production declines and inflationary cost pressures in the oil and gas industry played a significant role in the increased operating expense, there were two pipeline failures in the Provost and Wainwright areas.  The majority of the costs of repairing those failures and the related clean-up operations have been incurred and are reflected in the Trust’s Q1 2007 results.

Operating expenses in the U.S. for Q1 2007 averaged $12.74 per boe.  Operating expenses were relatively high for the quarter due to multiple pump failures during the startup of a new well in Oklahoma and to an unusually large number of routine pump replacements which are required in the normal course to optimize production.  In addition, there were some minor environmental preventative maintenance costs incurred during Q1 2007.

Cash G&A per boe increased by 58% to $4.39 per boe in Q1 2007.  The increase was largely due to an increased asset base and the associated increased personnel and administrative functions, including the expansion into the U.S.

Interest expenses were also up, reflecting an increase in the amount of debt outstanding largely related to the acquisition of the Oklahoma assets, rising 126% to $4.8 million in Q1 2007 compared to $2.1 million in Q1 2006.

Altogether, funds from operations decreased by 24% to $18.0 million in Q1 2007 from $23.6 million in Q1 2006. The Trust realized a net loss of $1.12 per unit compared to net earnings of $0.06 per unit in Q1 2006.  This loss was mainly due to the goodwill impairment loss in Q1 2007.

On January 19, 2007, due to significantly weaker commodity prices, capital market uncertainty resulting from the tax changes proposed by the Canadian government affecting income trusts, and early conversion of debentures to trust units, the Trust decreased its monthly distribution to US$0.06 from US$0.12 per unit.  In the quarter, the Trust paid distributions of $15.8 million to unitholders or US$0.24 per unit.  The Trust’s distribution ratio was 88% for Q1 2007 compared to 98% for Q1 2006.  If the Trust had paid US$0.06 in January 2007 instead of US$0.12 per unit, the distribution ratio would have been 66% for Q1 2007.

SUMMARIZED FINANCIAL AND OPERATIONAL DATA (in thousands except for volumes and per unit amounts)
	Three-months ended March 31,
	2007	2006	Change

Revenues	$44,010	$47,717	(8%)
Average sales (boe per day)	11,856	10,064	18%
Exit sales rate (boe per day)	11,876	13,805	(14%)
Cash provided by operating activities	$22,757	$(7,786)	392%
Funds from operations (1)	$17,964	$23,585	(24%)
Net earnings (loss)	$(62,752)	$2,248	(2,891)%
Net earnings (loss) per unit - basic	$(1.12)	$0.06	(1,967%)
Weighted average number of units outstanding – basic	56,231	38,200	47%
Average price per barrel of oil	$57.66	$56.89	1%
Average price per mcf of natural gas	$7.88	$8.47	(7%)
Production expenses per boe	$14.59	$9.18	59%
Netback (2) per boe	$16.62	$28.02	(41%)

(1)

Funds from operations is a non-GAAP financial measure.  See non-GAAP financial measures section of the Trust’s Q1 2007 Management’s Discussion and analysis (“MD&A”) for a reconciliation of this measure.

(2)

Netback is a non-GAAP financial measure.  See non-GAAP financial measures section of the MD&A for a reconciliation of this measure.

The audited consolidated financial statements, accompanying notes and Management’s Discussion and Analysis for the three months ended March 31, 2007 are accessible on Enterra’s website at www.enterraenergy.com  and are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov per edgar.shtml.

Conference Call & Webcast

Enterra will host a conference call and webcast at 9:00 a.m. MDT (11:00 a.m. EDT), Tuesday, May 15, 2007 to discuss the Trust’s 2007 first quarter results.

To access the call, please dial 1-800-355-4959 or 416-695-9701.  A live audio webcast of the conference call will be available on our website at www.enterraenergy.com on the home page.

A replay of the conference call will be available until 11:59 p.m. MDT, May 22, 2007.  The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 1-888-509-0081 or 416-695-5275, followed by passcode 644132#.

Non-GAAP measures

This press release and the Management’s Discussion and Analysis (“MD&A”) contain the term “funds from operations”, and “netback”, which are non-GAAP terms.  The Trust uses these measures to help evaluate its performance.  The Trust considers funds from operations a key measure for the ability of the Trust to repay debt, make distributions to unitholders and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian GAAP as an indicator of the Trust’s performance.  The Trust considers netback a key measure for the ability of the Trust to analyze its operations.  The term should not be considered as an alternative to, or more meaningful than, net earnings (loss) as determined in accordance with Canadian GAAP as an indicator of the Trust’s performance. Funds from operations and netback, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation for funds from operations to cash provided by operating activities and of netback to net earnings (loss) can be found in the non-GAAP financial measures section of the MD&A.

Certain Financial Reporting Measures

Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expects" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

E. Keith Conrad

Victor Roskey

President & CEO, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 263-0262 or (877) 263-0262

Rhonda Bennetto

Manager, Investor Relations, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262